UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

Innovative Solutions and Support, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of class of securities)

45769N105
(CUSIP Number)

Christopher Harborne
23F M Thai Tower, All Seasons Place
87 Wireless Road
Bangkok 10300 Thailand
(860) 365-8016
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8763
August 29, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45769N105	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Christopher Harborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Great Britain and Thailand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,026,445

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,026,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,026,445

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.: 45769N105	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Klear Kite LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,026,445

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,026,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,026,445

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1. Security and Issuer
This Schedule 13D (as may be amended and supplemented from time to time, the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Innovative Solutions and Support, Inc., a corporation incorporated under the laws of the Commonwealth of Pennsylvania (the “Company”). The principal executive offices of the Company are located at 720 Pennsylvania Drive, Exton, Pennsylvania 19341.
Item 2. Identity and Background
This Schedule 13D is being filed by Christopher Harborne and Klear Kite LLC, a Delaware limited liability company (“Klear Kite,” and each of Mr. Harborne and Klear Kite are referred to herein individually as a “Reporting Person,” and, together, as the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”).
Mr. Harborne is a businessman and investor. He is a citizen of both Great Britain and Thailand (with his Thai citizenship held under his Thai name, Chakrit Sakunkrit). His business address is 23F M Thai Tower, All Seasons Place, 87 Wireless Road, Bangkok 10300 Thailand.
The principal business of Klear Kite is serving as a holding company for investments by Mr. Harborne. Mr. Harborne is the sole member of Klear Kite and thus controls Klear Kite. The address of the principal business and the principal office of Klear Kite is 1201 Orange Street, Suite 600, Wilmington, Delaware, 19801.
During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price of the 2,026,445 Shares beneficially owned by the Reporting Persons is approximately $16,439,732.97, including brokerage commissions. All of the Shares were acquired with Mr. Harborne’s personal funds.
Item 4. Purpose of Transaction
Mr. Harborne is a long-time owner of, and investor in, companies operating in the aviation, aerospace and defense industries. The Reporting Persons purchased the Shares reported herein for investment purposes.
The Reporting Persons believe that the Company makes a valuable contribution to the aerospace industry as an independent innovative company and also believe that the Shares represent an attractive investment. The Reporting Persons expect to review from time to time their investment in the Company and depending upon the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of Shares on the open market, in private transactions, or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons wish to be constructive and supportive shareholders of the Company and, as the Reporting Persons have previously communicated to management of the Company, they have no plan or intention to seek control of the Company or to combine any business owned by Mr. Harborne with the Company.
The Reporting Persons have engaged in communications with the management of the Company and expect in the future to engage in further communications with management and the Company’s Board of Directors, including without limitation, regarding the Company and its operations.

Item 5. Interest in Securities of the Issuer
(a), (b) Klear Kite, and by virtue of being the sole member of Klear Kite, Mr. Harborne each beneficially owns 2,026,445 Shares, which are held directly by Klear Kite. Such Shares represent approximately 11.7% of the outstanding Shares of the Company. Klear Kite and Mr. Harborne share voting power and investment power over all such Shares.
For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the number of Shares beneficially owned by each Reporting Person, divided by (y) 17,276,213 Shares outstanding as of July 29, 2022, as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2022, filed with the SEC on August 12, 2022.
(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth on Schedule A hereto and is incorporated herein by reference. All of the transactions in the Shares were effected in the open market through various brokerage entities.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of such agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits
Exhibit Number	Description
99.1	Joint Filing Agreement, dated September 13, 2022, by and between Christopher Harborne and Klear Kite LLC.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 13, 2022

By:	/s/ Christopher Harborne
Christopher Harborne

KLEAR KITE LLC

By:	/s/ Christopher Harborne
Its:	Sole Member

SCHEDULE A

Transactions in Shares of the Company During the Past 60 Days
The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.
Date of Purchase / Sale	Shares Purchased / (Sold)	Price Per Share ($)

August 29, 2022	18,845	$6.09
August 30, 2022	39,921	$6.51
August 31, 2022	65,798	$6.97
September 1, 2022	39,676	$7.45
September 2, 2022	26,673	$7.60
September 6, 2022	25,413	$7.99
September 7, 2022	868,166	$8.98
September 8, 2022	45,932	$8.83
September 9, 2022	40,033	$8.84